1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

December 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Universal Business Payment Solutions Acquisition Corp.

Ladies and Gentlemen:

On behalf of Universal Business Payment Solutions Acquisition Corp. (the “Registrant”), a special purpose acquisition company, electronically transmitted for filing is the Registrant’s Registration Statement on Form S-1 under the Securities Act of 1933.  Registration fees in the amount of $13,270.36 have been submitted in connection with this filing.

Please direct any questions concerning the filing to the undersigned at 202-261-3313 or Rachel Bee at 202-261-3456.

Very truly yours,

Thomas J. Friedmann

16142953.1.BUSINESS

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